UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SPECIAL FINANCIAL REPORT ON FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2020

Brazil Potash Corp.
(Exact name of issuer as specified in its charter)

Ontario, Canada
(State or other jurisdiction of incorporation or organization)

N/A
(I.R.S. Employer Identification Number)

800-65 Queen Street West, Toronto, Ontario, Canada, M5H 2M5
(Full mailing address of principal executive offices)

416-309-2963
(Issuer’s telephone number, including area code)

Item 1.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Financial Report contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

These financial statements should be read in conjunction with the audited financial statements and related notes for the fiscal year ended December 31, 2019, contained in the Company’s Offering Circular filed with the SEC on July 17, 2020, which Offering Circular forms a part of the Offering Statement on Form 1-A qualified   by the Securities and Exchange Commission on June 26, 2020.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Brazil Potash Corp. (the Company, Brazil Potash, we, our, and us) was formed on October 10, 2006 under the laws of the Province of Ontario, and is headquartered in Toronto, Ontario. The Company was formed to engage in potash exploration and mining in Brazil.

As of June 30, 2020, our majority stockholder, CD Capital Natural Resources BPC LP, owned 32% of our common shares. Accordingly, CD Capital Natural Resources BPC LP. exerts and will continue to exert significant influence over us and any action requiring the approval of the holders of our common shares, including the election of directors and amendments to our organizational documents, such as increases in our authorized shares of common shares and approval of significant corporate transactions.

Results of Operations for the Six Months Ended June 30, 2020 and June 30, 2019

Revenues

Our revenue was $Nil for the six months ended June 30, 2020 compared to $Nil for the six months ended June 30, 2019. The Company is in the exploration and development stage and has not started production.

General and Administrative Expenses

Our general and administrative expenses were $2,301,392 for the six months ended June 30, 2020, compared to $2,132,657 for the three months ended June 30, 2019. General and administrative expenses consist primarily of personnel, legal fees, share-based compensation and travel and office expenses.  The Company incurred higher share-based compensation costs in 2020 compared to the same period 2019.  The Company incurred lower travel costs in 2020 compared to the same period in 2019.

Net Loss

Our net loss was $2,468,304 for the six months ended June 30, 2020, compared to a net loss of $2,204,155 for the six months ended June 30, 2019.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs in connection with our formation, development, legal services and support have been funded by our majority stockholder.

Our future expenditures and capital requirements will depend on numerous factors, including the success of this Offering and the progress of our research and development efforts.

Our business does not presently generate any cash. We believe that if we raise $50,000,000 (the Maximum Amount) in this Offering, we will have sufficient capital to finance our operations for at least the next 24 months, however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. However, no assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

We filed a Tier 2 exempt offering (the Offering) pursuant to Regulation A under the Securities Act of 1933, as amended (Securities Act), which was qualified by the U.S. Securities and Exchange Commission on June 26, 2020.  As at the date of this Semiannual Report the Company has not yet commenced selling efforts under the Offering.

On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. Interest and principal are due and payable three months from the date of the agreement.

Our future expenditures and capital requirements will depend on numerous factors, including the success of our Offering and the progress of our research and development efforts.

Going Concern

Our financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

During the period from September 2016 (inception) through June 30, 2020, we have incurred cumulative net losses of $81,980,079. Currently, we intend to finance our operations through equity and debt financings.

The Company does not generate any cash on its own. We have funded operations exclusively in the form of expenditures paid for on behalf of the Company by our majority stockholder, in addition to advances received directly from our stockholder.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These circumstances raise substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations, Commitments and Contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $7,094,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company; as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,197,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these consolidated financial statements.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Trend Information

Because we are still in the development phase and have yet to commence construction followed by operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Semiannual Report to not be indicative of future operating results or financial condition.

NOVEL CORONAVIRUS (“COVID-19”)

The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak of a respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.

Brazil has been hit hard with the coronavirus with over 4 million cases and over 140,000 deaths. The northern Amazon city of Manaus, which is the largest city near Brazil Potash’s project, has been particularly hit hard resulting in a proposed temporary lockdown of  bars and river beaches to contain the fresh surge of coronavirus cases.

Our staff from the Brazil office have been working from home since March 2020 and we have had no reported cases of COVID-19 amongst our staff to date.

Item 2. Other Information

None.

Item 3. Financial Statements

Brazil Potash Corp.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in U.S. dollars)

As at:	June 30, 2019	December 31, 2019
ASSETS	(Unaudited)

Current
Cash and cash equivalents	$82,587	$1,360,010
Restricted cash	-	16,169
Amounts receivable	404,574	340,815
Prepaid expenses	17,770	47,147
Total current assets	504,931	1,764,141

Non-current
Property and equipment (Note 4)	881,858	1,202,988
Exploration and evaluation assets (Note 5)	110,063,914	128,996,822
Total assets	$111,450,703	$131,963,951

LIABILITIES

Current
Trade payables and accrued liabilities (Note 6)	$6,364,618	$5,356,293
Loans payable (Note 7)	1,091,378	1,000,000

Total current liabilities	7,455,996	6,356,293

Non-current
Long term portion of land fee installment payable (Note 6)	79,490	200,537
Deferred income tax liability	1,493,197	1,945,723
Total liabilities	8,502,553	8,502,553

Equity

Share capital	197,304,457	194,116,957
Share-based payments reserve (Note 9)	36,462,548	38,342,655
Warrants reserve	23,715,254	23,715,254
Accumulated other comprehensive loss	(73,080,160)	(53,201,693)
Deficit	(81,980,079)	(79,511,775)
Total equity	102,422,020	123,461,398
Total liabilities and equity	$111,450,703	$131,963,951

Reporting entity and going concern (Note 1)
Subsequent event (Note 12)

“STAN BHARTI”, Director

“ANDREW PULLAR”, Director

Brazil Potash Corp.
Condensed Consolidated Interim Statement of Comprehensive Loss and Other Comprehensive Loss
(Expressed in U.S. dollars) (Unaudited)
	Six months Ended	Six months Ended
	June 30,	June 30,
	2020	2019

Expenses
Consulting and management fees	$1,026,248	$1,170,088
Professional fees	324,639	174,807
General office expenses	67,905	77,578
Share-based compensation (Note 9)	835,443	(36,740)
Travel expenses	42,414	701,277
Communications and promotions	116,597	11,749
(Gain) on disposal of fixed assets	-	(729)
Foreign exchange (gain) loss	(111,854)	34,627

Operating Loss	2,301,392	2,132,657

Finance costs (Note 7)	101,378	2,974
Other income	-	(10,084)
Finance income (Note 3)	(2,178)	(696)
Loss for the period before income taxes	2,400,592	2,124,374
Income taxes	67,712	79,781
Loss for the period	$2,468,304	$2,204,155

Other comprehensive loss:
Items that subsequently may be reclassified into net income:
Foreign currency translation	19,878,467	(764,735)
Total comprehensive loss for the period	$22,346,771	$1,439,420

Basic and diluted loss per share	$0.02	$0.02
Weighted average number of common shares outstanding - basic and diluted	129,489,950	127,162,162

Brazil Potash Corp.
Consolidated Statement of Changes in Equity
(Expressed in U.S. dollars)

	Common Shares		Warrants	Share-based payments reserve	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Shareholders' Equity
	#	$		$	$	$	$
Balance, December 31, 2018	127,162,162	186,120,585	24,540,488	38,164,138	(50,137,421)	(72,037,312)	126,650,478

Deferred share units	-	-	-	17,988	-	-	17,988
Option expiry	-	-	-	(1,314,323)	-	1,314,323	-
DSUs forfeited	-	-	-	(833,332)	-	833,332	-
Warrant expiry	-	-	(825,234)	-	-	825,234	-
Net (loss) and comprehensive (loss) for the period	-	-	-	-	764,735	(2,204,155)	(1,439,420)

Balance, June 30, 2019	127,162,162	186,120,585	23,715,254	36,0034,481	(49,372,686)	(71,268,578)	125,,229,056

Balance, December 31, 2019	129,294,334	194,116,957	23,715,254	38,342,655	(53,201,693)	(79,511,775)	123,461,398
Deferred share units	-	-	-	1,307,393	-	-	1,307,393
Deferred shares units exercise	850,000	3,187,000	-	(3,187,000)	-	-	-
Net (loss) and comprehensive (loss) for the period	-	-	-	-	(19,878,467)	(2,468,304)	(22,346,771)
Balance, June 30, 2020	130,144,334	197,304,457	23,715,254	36,462,548	(73,080,160)	(81,980,079)	102,422,020

Brazil Potash Corp.
Consolidated Statement of Cash Flows
(Expressed in U.S. dollars)

	Six month Ended	Six month Ended
	June 30, 2020	June 30, 2019
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year before taxes	(2,400,592)	(2,214,375)
Adjustment for:
Finance Income (Note 3)	(2,178)	(696)
Finance costs (Note 7)	101,378	2,497
Share-based compensation (Note 9)	835,443	(36,740)
Fixed asset disposal	(1,465,949)	(729)
	(4,611,369)	(2,160,042)
Change in amounts receivable	(64,513)	7,238
Change in prepaid expenses	33,080	19,487
Change in trade payables and accrued liabilities	1,133,031	1,780,106
Net cash used in operating activities	(363,823)	(353,211)

CASH FLOWS FROM FINANCING ACTIVITIES
Loan proceeds (Note 7)	40,000	370,283
Net cash from financing activities	40,000	4,594,487

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment (Note 4)	-	(497)
Proceeds from disposal of fixed assets	-	1,950
Exploration and evaluation assets	(863,613)	2,148,132)
Decrease in restricted cash	15,537	-
Finance income	2,178	696
Net cash used in investing activities	(845,898)	(2,145,983)

Effect of exchange rate changes on cash and cash equivalents	(107,702)	(71,308)
NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,277,423)	(2,200,219)

CASH AND CASH EQUIVALENTS, beginning of year	1,360,010	2,278,641

CASH AND CASH EQUIVALENTS, end of year	82,587	78,422

SUPPLEMENTAL INFORMATION:
Amortization of assets capitalized to exploration and evaluation assets	4,137	10,895
Share-based compensation included in exploration and evaluation assets	471,950	54,738

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

1.	Reporting entity and going concern

Brazil Potash Corp. (the “Company”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation on October 10, 2006. The Company remained inactive until June 16, 2009. On June 18, 2009, the Company’s subsidiary Potassio do Brasil Ltda. (the “Subsidiary”) was incorporated. The principal activity of Brazil Potash Corp. is the exploration and development of potash properties in Brazil. The Company’s head office is located at 65 Queen Street West, 8th floor, Toronto, Ontario, M5H 2M5, Canada.

The condensed consolidated interim financial statements include the financial statements of the Company and its subsidiary that is listed in the following table:
Percentage of equity interest
		% Ownership
	Country of incorporation	June 30, 2020	December 31, 2019

Potassio do Brasil Ltda.	Brazil	100%	100%

The Company received its Preliminary Social and Environmental License (LP) for the Autazes potash project in Brazil from the Amazonas Environmental Protection Institute (IPAAM) in July 2015 based on submission of a full Environmental and Social Impact Assessment completed by the Company in January 2015. Prior to receiving the LP, the Company and its consultant Golder Associates Ltd. (“Golder”) conducted several rounds of indigenous consultations and despite this work, the Brazil Federal Public Ministry (MPF) opened a civil investigation on the Company’s LP based on a motion from a non-governmental organization. The MPF commenced legal proceedings questioning the validity of the Company’s LP. The result of the legal proceedings brought by the MPF is that the Company voluntarily agreed to temporarily suspend its LP and to conduct additional indigenous consultations with local communities in accordance with International Labour Organization (ILO 169) given Brazil is a signatory to this international convention.

There are two major steps that need to be followed in these consultations. The first is indigenous people need to determine the means and who within their tribes will be involved in consultations. This first step has been completed. The second is the actual consultation process which was scheduled to start in March 2020 but is currently on hold due to the outbreak of Covid19. Following the first round of indigenous consultations a judge may authorize the Company’s indigenous impact study to be submitted for review and reinstate the LP.

Going Concern

The preparation of the condensed consolidated interim financial statements requires an assessment on the validity of the going concern assumption. The validity of the going concern concept is dependent on financing being available for the continuing working capital requirements of the Company and for the development of the Company's projects.

The Company incurred a loss of $2,468,304 for the six months ended June 30, 2020 ($2,204,155 for the six months ended June 30, 2019) and as at June 30, 2020 had an accumulated deficit of $81,980,079 (December 31, 2019 - $79,511,775) and a working capital deficiency of $6,951,065 as at June 30, 2020 (including cash of $82,587) (December 31, 2019 - $4,592,152 (including cash of $1,360,010)).

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

1.	Reporting entity and going concern (continued)

The Company requires equity capital and/or financing for working capital and exploration and development of its properties. As a result of continuing operating losses, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations. Management has previously been successful in raising the necessary funding to continue operations in the normal course of operations and was able to close private placement financings on July 2, 2019 and on November 29, 2019. Further, on October 29, 2019 and June 15, 2020, the Company entered into a loan agreements to fund operating expenses (see Note 7). The Company is also currently in the process of offering up to 12,500,000 (the “Maximum Offering”) shares of the Company at a price of $4.00 per share to be sold in an offering. See note 12.

However, there is no assurance, that the Company will be successful in closing the offering of shares, be successful in raising sufficient financing, or achieve profitable operations, to fund its working capital deficiency, or the future exploration and development of its properties. These circumstances raise substantial doubt as to the Company’s ability to continue to operate as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the carrying amount, or classification of assets and liabilities, if the Company was unable to continue as a going concern. These adjustments may be material.

On the basis that additional funding as outlined above will be received when required, the directors are satisfied that it is appropriate to continue to prepare the consolidated financial statements of the Company on the going concern basis.

2.	Basis of preparation

a)	Statement of compliance:

The condensed consolidated interim financial statements are in compliance with IAS 34, Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2019.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on
August 19, 2020.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

2.	Basis of preparation (continued)

b)	Significant accounting policies:

The unaudited condensed consolidated interim financial statements (“interim financial statements”) were prepared using the same accounting policies and methods as those used in the Company’s consolidated financial statements for the year ended December 31, 2019, except for the adoption of the following new standards and amendments issued by the IASB that were effective as of January 1, 2020.

IAS 1, Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The adoption of IAS 1 on January 1, 2020 did not have a material impact on the Company’s condensed consolidated interim financial statements.

3. Finance income and expenses

Six months ended June 30,	2020	2019
Finance income:
Interest on bank deposits	$ (85)	$ -
Interest on short-term deposits	(2,093)	(696)
	$ (2,178)	$ (696)

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

4. Property and equipment

	Vehicles	Office equipment	Furniture and fixtures	Land rights	Total

Cost:

At January 1, 2020	$63,458	$88,699	$15,056	$1,186,150	$1,353,363
Effect of foreign exchange	(16,744)	(23,404)	(3,824)	(312,968)	(356,940)

At June 30, 2020	$46,714	$65,295	$11,232	$873,182	$996,423

Depreciation:

At January 1, 2020	$60,867	$78,633	$10,875	$-	$150,375
Effect of foreign exchange	(16,238)	(20,951)	(2,758)	-	(39,947)
Depreciation charge for the period	1,778	2,003	356	-	4,137

At June 30, 2020	$46,407	$59,685	$8,473	$-	$114,565

Net book value:
At June 30, 2020	$307	$5,610	$2,759	$873,182	$881,858
At January 1, 2020	$2,591	$10,066	$4,181	$1,186,150	$1,202,988

Cost:

At January 1, 2019	$66,418	$100,863	$48,083	$1,233,874	$1,449,238
Effect of foreign exchange	(2,561)	(3,724)	(1,169)	(47,724)	(55,178)
Additions	-	1,112	-	-	1,112
Disposals	(399)	(9,552)	(31,858)	-	(41,809)

At December 31, 2019	$63,458	$88,699	$15,056	$1,186,150	$1,353,363

Depreciation:

At January 1, 2019	$60,857	$84,942	$33,180	$-	$178,979
Effect of foreign exchange	(2,403)	(3,221)	(811)	-	(6,435)
Depreciation charge for the period	2,772	5,884	3,637	-	12,293
Disposals	(359)	(8,972)	(25,131)	-	(34,462)

At December 31, 2019	$60,867	$78,633	$10,875	$-	$150,375

Net book value:
At December 31, 2019	$2,591	$10,066	$4,181	$1,186,150	$1,202,988
At January 1, 2019	$5,561	$15,921	$14,903	$1,233,874	$1,270,259

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

5. Exploration and evaluation assets

Expenditures:	Six months ended June 30, 2020	Year ended December 31, 2019

Balance, beginning of period	$ 128,996,822	$ 128,257,742

Additions:
Mineral rights and land fees	-	10,957
Additions to exploration and evaluation assets	717,599	2,563,842
Share-based compensation	471,950	1,178,596
Effect of foreign exchange	(20,122,457)	(3,014,315)

Balance, end of period	$ 110,063,914	$ 128,996,822

6.	Trade payables and accrued liabilities

	June 30, 2020	December 31, 2019

Trade payables	$ 4,451,474	$ 3,542,682
Current portion of land fee installments	136,269	185,111
Accruals	1,776,875	1,628,500
Current	$ 6,364,618	$ 5,356,293

Long-term portion of land fee installments	$ 79,490	$ 200,537

During the year ended December 31, 2017, the Company entered into an installment program with the National Mining Agency (“ANM”) for the payment of its mineral rights and land fees. The installment program allows for the payment of outstanding land fees on a monthly basis over a period of five years. The Company accrued interest charges and penalties of $103,805 (R$432,286) on the date the installment program was entered into in connection with the consolidation of its outstanding fees under the program. In addition, each installment is charged interest at the rate posted by the Special Settlement and Custody System (“SELIC”) until the month prior to payment plus 1% in the month of payment. Any monthly installments not paid by the due date will incur additional fines of 0.33% per day up to a maximum of 20%. Failure to pay two consecutive monthly installments will result in the cancellation of the instalment plan. As at June 30, 2020, the balance owing on the installment plan was $215,759 (R$1,181,368), included in current and long-term portion of land fee installments in the table above, which approximates the present value of the expected payments.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

7.	Loans payable

	Sentient	2227929 Ontario Inc.	Total
Balance, December 31, 2019	$ 1,000,000	$ -	$ 1,000,000

Draw downs	-	40,000	40,000
Interest and financing fees	50,959	419	51,378

Balance, June 30, 2020	$ 1,050,959	$ 40,419	$ 1,091,378

On October 29, 2019, Brazil Potash entered into a loan agreement with Sentient Global Resource Fund IV LP, (“Sentient”). Pursuant to the terms of the loan agreement (the “Loan”), Sentient agreed to lend the Company $1,000,000 at an interest rate of 30% per annum and a repayment date of July 31, 2020. The Company also accrued a setup fee of $200,000, included in accounts payable and accrued liabilities, in connection with the loan. On April 29, 2020, the Company accrued an additional extension fee of $50,000 to extend the due date on the loan, included in accounts payable and accrued liabilities, and began accruing interest on the loan. Andrew Pullar (a director of the Company) is a principal at Sentient.

On June 15, 2020, the Company entered into a loan agreement with 2227929 Ontario Inc. (“2227929”) Pursuant to the terms of the loan agreement, 2227929 agreed to lend the Company $40,000 at an interest rate of 12% per annum. Interest and principal are due and payable three months from the date of the agreement.

8.  Share capital

(a) Authorized

Unlimited number of common shares without par value.

(b) Issued

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of shares	Value $	Number of shares	Value $
Common shares

Balance, beginning of period	129,294,334	194,116,957	127,162,162	186,120,585

Private placement	-	-	600,000	2,250,000
Option exercise	-	-	1,532,172	5,746,372
DSU exercise	850,000	3,187,500	-	-

Balance, end of period	130,144,334	197,304,457	129,294,334	194,116,957

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

8.  Share capital (continued)

(b) Issued (continued)

During the period from July 2, 2019 to November 29, 2019, the Company completed equity financings through private placements for 600,000 shares at a price $3.75 for gross proceeds of $2,250,000.

During the year ended December 31, 2019, 1,532,172 options were exercised with a weighted average exercise price of $1.00 per share.

On April 7, 2020, 850,000 DSUs were exercised with a weighted average grant date fair value of $3.75 and a total fair value of $3,187,500. See Note 9.

9. Share-based payments

The continuity of share-based payments reserve activity during the period was as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019

Balance, beginning of the period	$38,342,655	$38,164,138

Stock options granted and/or vested during the period	-	5,227,600
Option extension	-	134,500
Options exercised	-	(4,214,200)
Forfeited options	-	(3,179,501)
Vesting of DSUs	1,307,393	3,043,450
DSUs exercised	(3,187,500)	-
Forfeited DSUs	-	(833,332)

Balance, end of the period	$36,462,548	$38,342,655

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

9. Share-based payments (continued)

(a) Option plan:

The Company has an incentive share option plan (“the Plan”) whereby the Company may grant to directors, officers, employees and consultants options to purchase shares of the Company. The Plan provides for the issuance of share options to acquire up to 10% of the Company's issued and outstanding capital at the date of grant. The Plan is a rolling plan, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding share capital increases. Options granted under the Plan will be for a term not to exceed five years.

The plan provides that it is solely within the discretion of the Board to determine who would receive share options and in what amounts. In no case (calculated at the time of grant) shall the plan result in:

-	the number of options granted in a twelve-month period to any one consultant exceeding 2% of the issued shares of the Company;
-	the aggregate number of options granted in a twelve-month period to any one optionee exceeding 5% of the outstanding shares of the Company; and
-
the number of options granted in a twelve-month period to employees and management company employees undertaking investor relations activities exceeding in aggregate 2% of the issued shares of the Company.

Share option transactions continuity during the period were as follows (in number of options):

	Six months ended June 30, 2020		Year ended December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Balance, beginning of period	8,690,500	$2.05	9,890,500	$1.99
Granted	-	-	1,982,172	1.62
Exercised	-	-	(1,532,172)	1.00
Forfeited	-	-	(1,650,000)	2.12

Balance, end of period	8,690,500	$2.05	8,690,500	$2.05

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

9. Share-based payments (continued)

(b) Option plan (continued):

There were no options granted during the six months ended June 30, 2020 or the six months ended June 30, 2019.

At June 30, 2020, outstanding options to acquire common shares of the Company were as follows:

Date of expiry	Options outstanding	Options exercisable	Exercise price	Grant date fair value vested

July 22, 2020	1,348,000	1,348,000	$2.50	2,272,197
September 23, 2020	2,975,000	2,975,000	$1.00	4,316,322
September 23, 2020	3,717,500	3,717,500	$2.50	8,769,710
November 19, 2021	200,000	200,000	$3.75	349,400
November 25, 2021	200,000	200,000	$2.50	537,800
June 1, 2024	250,000	250,000	$3.75	664,000

	8,690,500	8,690,500		$16,909,429

See Note 12.

(b) Deferred share units plan (“DSU”):

The Company has a DSU plan that provides for the grant of DSUs to employees, officers or directors of the Company. The Plan allows the Company the ability to issue one common share from treasury for each DSU held on the date upon which the participant ceases to be a director, officer or employee of the corporation. The maximum number of Common Shares available for issuance under the DSU plan may not exceed 5% of the fully diluted issued share capital of the Company at any time.

DSU transactions continuity during the periods were as follows (in number of DSUs):

	Six months ended June 30, 2020	Year ended December 31, 2019

Balance, beginning of period	8,550,000	7,700,000
Granted	-	1,350,000
Forfeited	-	(500,000)
Exercised	(850,000)	-

Balance, end of period	7,700,000	8,550,000

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

9. Share-based payments (continued)

(b) Deferred share units plan (“DSU”) (continued):

The 6,700,000 DSUs granted during the year ended December 31, 2015 had the following vesting conditions:

(i)	As to one-third of the DSUs, vesting shall occur immediately;
(ii)
As to the second one-third, upon the later of (a) completion by the Company of a pre-feasibility study or feasibility study; and (b) receipt by the Company of the preliminary license for the project; and

(iii)	As to the final one third of the DSUs, upon the Company completing arrangements for project construction financing, as detailed in the pre-feasibility study or feasibility study for the project.

Of the 6,700,000 DSUs granted, 4,133,334 DSUs have vested, 500,000 were forfeited in the total amount of $833,332 and 2,066,666, which have the vesting condition (iii) above, were revised such that the vesting condition previously estimated to be December 2019 were revised such that the DSUs are expected to vest in Q4 2021, with an estimated 100% probability of vesting. The estimated fair value of the DSUs at the date of grant is amortized over the vesting period. During the six months ended June 30, 2020, the Company recognized an expense of $404,097 related to this amortization (six months ended June 30, 2019 - $17,998) of which, an expense of $65,177 (June 30, 2019 - $54,738) was capitalized to exploration and evaluation assets, with the remaining expense of $338,920 (six months ended June 30, 2019 – recovery of $36,740) charged to the statement of loss and comprehensive loss. The fair value of the DSUs at grant date were valued using an estimated market price of $2.50.

On July 25, 2017, the Company granted an additional 1,000,000 DSUs. The DSUs vested immediately. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On June 1, 2019, the Company granted 400,000 DSUs. 100,000 DSUs vested on July 1, 2019, 100,000 vested on October 1, 2019, 100,000 vested on January 1, 2020 and 100,000 DSUs vested on April 1, 2020. The estimated fair value of the DSUs on the date of grant was amortized over the vesting periods. During the six months ended June 30, 2020, the Company recognized an expense of $114,867 related to this amortization charged to the statement of loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 400,000 common shares of the Company.

On August 9, 2019, the Company granted 500,000 DSU’s. 200,000 DSU’s vested immediately, while 150,000 DSU’s vested when the Company obtained its installation license for the Autazes project and the final 150,000 DSU’s will vest upon the Company initiating project construction estimated to be in December 2021. During the six months ended June 30, 2020, the Company recognized an expense of $406,773 related to this amortization capitalized to exploration and evaluation assets. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75.

On October 21, 2019, the Company granted an additional 450,000 DSU’s. 100,000 DSU’s vested on December 1, 2019, 100,000 vested on January 1, 2020, 100,000 vested on February 1, 2020 and 150,000 vested on March 1, 2020. During the six months ended June 30, 2019, the Company recognized an expense of $381,656 related to this amortization charged to the statement of loss. The fair value of the DSUs at the date of grant was valued using an estimated market price of $3.75. On April 7, 2020, the DSUs were exercised for 450,000 common shares of the Company.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

9. Share-based payments (continued)

(b) Deferred share units plan (continued):

During the six months ended June 30, 2020, the total amount related to the vesting of DSUs was $1,307,393 (June 30, 2019 – $17,998) of which $835,443 (June 30, 2019 – $54,738) is included in the consolidated statement of loss and comprehensive loss and $471,950 (June 30, 2019 – recovery of $36,740) was capitalized to exploration and evaluation assets.

10. Related Party Disclosures

(a)	Key management personnel compensation

In addition to their contracted fees, directors and executive officers also participate in the Company’s Share option program and DSU plan. Certain executive officers are subject to a mutual termination notice ranging from one to twelve months. Key management personnel compensation comprised:

	Six months ended June 30, 2020	Six months ended June 30, 2019
Directors & officers compensation	$ 748,744	$ 860,269
Share-based payments	391,061	7,050
	$ 1,139,805	$ 867,319

Included in the above amounts, is $289,998 (June 30, 2019 - $289,998) paid or accrued according to a contract for business and operational consulting services with Forbes & Manhattan, Inc., a company for which Mr. Stan Bharti (a director of Brazil Potash Corp.) is the Executive Chairman and Mr. Matt Simpson (CEO of Brazil Potash Corp.) is the Chief Executive Officer.

During the six months ended June 30, 2020, the Company recorded an expense $391,061 (June 30, 2019 – $7,050) in share-based compensation related to the amortization of the estimated fair value of DSUs granted to directors and officers of the Company in 2015. As at June 30, 2020, 6,500,000 DSUs were granted to officers and directors of the Company of which 4,000,001 have vested, 500,000 were cancelled and 1,999,999 have not yet vested (See Note 9).

(a)	Transactions with other related parties

As at June 30, 2020, trade payables and accrued liabilities included an amount of $3,590,926 (December 31, 2019 - $2,809,249) owing to directors and officers of the Company for consulting fees.

See Note 7 for the terms of a related party loan.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazil Potash Corp.
Notes to the Condensed Consolidated Interim Financial Statements
For the six months ended June 30, 2020 and 2019
(Unaudited)

11. Commitments and contingencies

The Company is party to certain management contracts. These contracts require payments of approximately $7,094,000 to directors, officers and consultants of the Company upon the occurrence of a change in control of the Company; as such term is defined by each respective consulting agreement. The Company is also committed to payments upon termination of approximately $1,197,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these condensed consolidated interim financial statements.

12. Subsequent events

On July 20, 2020, the Company extended the expiry dates of certain options such that 2,905,000 options with exercise prices of $1.00 per share and expiring on September 23, 2020, 1,168,000 options expiring on July 22, 2020 and 3,392,500 options with  exercise prices of $2.50 per share and expiring September 23, 2020 would expire on July 22, 2025. The weighted average incremental fair value of the options of $1.21 was estimated using the Black-Scholes option pricing model, calculated immediately before and after the extension, with the following weighted average assumptions: a market price of common shares of $3.75, expected dividend yield of 0%, expected volatility of 100% based on the historic volatility of comparable companies, risk-free interest rate of 0.34% and an expected life of five years. The total value of the option extension was $9,001,800.

On July 22, 2020, 180,000 with exercise prices of $2.50 expired, unexercised.

Offering

Brazil Potash is offering up to 12,500,000 (the “Maximum Offering”) shares of the Company to be sold in the offering. The shares are being offered at a purchase price of $4.00 per share. Brazil Potash is selling the shares through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.

 Item 4. Exhibits
Exhibit No.	Description
EX1A-2.1#	Certificate of Incorporation of Brazil Potash Corp.
EX1A-2.2#	Bylaws of Brazil Potash Corp.
EX1A-3.1#	Form of Warrant Certificate
EX1A-3.2#	Form of Stock Option Agreement
EX1A-4.1#	Form of Reg A Subscription Agreement
EX1A-6.1#	Consulting Agreement dated July 1, 2009 between Brazil Potash Corps. And Gower Exploration Consulting Inc.
EX1A-6.2#	Amended Consulting Agreement dated February 1, 2015 between Brazil Potash Corps. and Gower Exploration Consulting Inc.
EX1A-6.3#	Consulting Agreement dated January 1, 2014 between Brazil Potash Corp. and Neil Said
EX1A-6.4#	Consulting Agreement dated October 3, 2014 between Brazil Potash Corp. and Ryan Ptolemy
EX1A-6.5#	Consulting Agreement dated February 1, 2015 between Brazil Potash Corp. and Iron Strike Inc.
EX1A-6.6#	Translated Consulting Agreement dated November 17, 2014 between Potassio Do Brasil LTDA and Jacome Gestao de Projetos LTDA
EX1A-6.7#	Consulting Agreement dated June 1, 2017 between Brazil Potash Corp. and Jacome Gestao de Projetos LTDA
EX1A-6.8#	Amended Consulting Agreement dated March 15, 2019 between Brazil Potash Corp. and Jacome Gestao de Projetos LTDA
EX1A-6.9#	Consulting Agreement dated October 1, 2009 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
EX1A-6.10#	First Amended Consulting Agreement dated September 1, 2011 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
EX1A-6.11#	Second Amended Consulting Agreement dated February 1, 2015 between Brazil Potash Corp. and Forbes & Manhattan, Inc.
EX1A-6.12#	Loan Agreement – Sentient Global Resources dated October 29, 2019
EX1A-6.13#	Broker-Dealer Agreement dated January 17, 2020 between Brazil Potash Corp. and Dalmore Group, LLC.
EX1A-6.14#	Deferred Share Unit Plan
EX1A-6.15#	Independent Contract Agreement dated July 1, 2009 between Brazil Potash Corps. and Helio Diniz
EX1A-6.16#	Amended Consulting Agreement dated January 1, 2019 between Brazil Potash Corp. and Gower Exploration Consulting Inc.
EX1A-6.17#	Amended Independent Contract Agreement dated February 1, 2015 between Brazil Potash Corp. and Helio Diniz
EX1A-6.18#	Amended Independent Contract Agreement dated January 1, 2020 between Brazil Potash Corp. and Helio Diniz
EX1A-6.19#	Amended Broker-Dealer Agreement dated June 8 2020 between Brazil Potash Corp. and Dalmore Group, LLC.
EX1A-6-20†	Loan agreement dated June 15, 2020 between Brazil Potash Corp. and 2227929 Ontario Inc.
EX1A-10.1#	Power of attorney
EX1A-11.1#	Consent of the Auditors
EX1A-11.2#	Consent of the Geologist – Worley Parson
EX1A-11.3#	Consent of the Geologist - Ercosplan
EX1A-12.1#	Opinion of Issuer Counsel
EX1A-14.1#	Appointment of Agent for Service of Process

†	Filed herewith.
#	Previously filed and incorporated by reference to the exhibits filed as part III of the Form 1-A Offering Statement filed with the SEC on May 5, 2020 and June 11, 2020

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

By:	/s/ “Matt Simpson”
Name: Matt Simpson
Title: Chief Executive Officer

Date:	October 2, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ “Matt Simpson”	Date:	October 2, 2020
Name: Matt Simpson Title: Chief Executive Officer (Principal Executive Officer)

/s/ “Ryan Ptolemy	Date:	October 2, 2020
Name: Ryan Ptolemy Title: Chief Financial Officer, Secretary, Treasurer (Principal Financial Officer and Principal Accounting Officer)